Exhibit 99.138

Consent of Counsel

Reference is made to the Registration Statement on Form 40-F (the “Registration Statement”) of Gunnison Copper Corp. (the “Corporation”) for the registration of the common shares in the capital of the Corporation.

We hereby consent to the reference to our firm name on page ii and under the heading “Legal Matters” of the Corporation’s Prospectus Supplement dated May 29, 2026 to the Final Short Form Base Shelf Prospectus dated May 19, 2026, included as Exhibit 99.104 to the Registration Statement.

Yours truly,

/s/ Cassels Brock & Blackwell LLP

Cassels Brock & Blackwell LLP

Toronto, Ontario

October 9, 2026